UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 9*)

Under the Securities Exchange Act of 1934

Basic Energy Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06985P209
(CUSIP Number)

Eric L. Schondorf Ascribe Capital LLC 299 Park Avenue, 34th Floor New York, NY 10171 (212) 476-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06985P209	13D	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,691,846

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,691,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,691,846

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
This percentage is calculated based upon 24,946,685 shares of common stock, par value $0.01 per share (“Common Stock”) outstanding as of October 31, 2019, as reported by Basic Energy Services, Inc. (the “Issuer”) in the quarterly report filed on Form 10-Q for the quarter ended September 30, 2019, as filed with the U.S. Securities and Exchange Commission (“SEC”) on November 1, 2019.

CUSIP No. 06985P209	13D	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe III Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,691,846

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,691,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,691,846

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 24,946,685 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in the quarterly report filed on Form 10-Q for the quarter ended September 30, 2019, as filed with the SEC on November 1, 2019.

CUSIP No. 06985P209	13D	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
American Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,691,846

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,691,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,691,846

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 24,946,685 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in the quarterly report filed on Form 10-Q for the quarter ended September 30, 2019, as filed with the SEC on November 1, 2019.

Explanatory Note

This Amendment No. 9 amends and supplements the statement on Schedule 13D originally filed by Ascribe Capital LLC (“Ascribe Capital”), Ascribe III Investments LLC (“Fund III”) and American Securities LLC (“American Securities” and, collectively with Ascribe Capital and Fund III, the “Reporting Persons”) on January 3, 2017 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (“Common Stock”), of Basic Energy Services, Inc. (the “Issuer”).  All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

As of February 13, 2020, as reflected in this Schedule 13D, the Reporting Persons beneficially own an aggregate of 3,691,846 shares of Common Stock.  As described in Item 4 of the Schedule 13D, the shares of Common Stock reported herein were acquired (a) in connection with the Issuer’s chapter 11 case in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) and (b) in purchase transactions funded from cash on hand of Fund III.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:
On February 12, 2020, the Reporting Persons sold 800,362 shares of the Issuer’s Common Stock, at a price of $0.1679 per share, in a private transaction.

Item 5. Interests in Securities of the Issuer.

(a)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 9 to Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the Common Stock reported herein. There were 24,946,685 shares of Common Stock outstanding as of October 31, 2019, as reported in Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2019, as filed with the SEC on November 1, 2019.  The shares of Common Stock reported herein represent approximately 14.8% of the outstanding Common Stock.

(b)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. Fund III beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 3,691,846 shares of Common Stock, representing 14.8% of the outstanding shares of Common Stock. Ascribe Capital, as the investment manager to Fund III, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 3,691,846 shares of Common Stock, representing 14.8% of the outstanding shares of Common Stock. American Securities, as the sole owner of Ascribe Capital, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 3,691,846 shares of Common Stock, representing 14.8% of the outstanding shares of Common Stock.

(c)
Except for the transaction described in Item 4 of this Amendment No. 9 to the Schedule 13D, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to Be Filed As Exhibits.

Exhibit 1 – Joint Filing Agreement, dated as of January 3, 2017, by and among the Reporting Persons (filed in original Schedule 13D, dated January 3, 2017).

Exhibit 2 – Registration Rights Agreement, dated as of December 23, 2016, by and among Basic Energy Services, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's form 8-A filed on December 23, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2020

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE III INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer